SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              -------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7,1996].

For the fiscal year ended December 31, 1997


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____to _____


                          Commission file number _____

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            U.S. Robotics Corporation 401(k) Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                3 Com Corporation
                                5400 Bayfront Plaza
                                Santa Clara, California 95052-8145

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


                              REQUIRED INFORMATION

The U.S. Robotics Corporation 401(k) Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1997 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


                            U.S. ROBOTICS CORPORATION


                         401(k) RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                                  TOGETHER WITH

                          INDEPENDENT AUDITORS' REPORT

                           DECEMBER 31, 1997 AND 1996

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN



                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Independent Auditors' Report                                                  5

Statements of Net Assets Available for Benefits                               6

Statements of Changes in Net Assets Available for Benefits                    7

Notes to Financial Statements                                                10

Supplemental Schedules:
         Schedule of Assets Held for Investment Purposes                     19
         Schedule of Reportable Transactions                                 20

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


                          INDEPENDENT AUDITORS' REPORT


Administrative Committee
   U.S. Robotics Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of U.S. Robotics Corporation 401(k) Retirement Savings Plan (the Plan), as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 1996 were audited by other auditors whose report dated September 15, 1997 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1997 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  Morris, Davis & Chan


July 2, 1998

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1997 and 1996


                                                      1997               1996
                                                   -----------       -----------
Assets:
     Investments at fair value                     $63,119,224       $38,138,782
     Participant loans                               2,016,905         1,046,982
                                                   -----------       -----------
         Total investments                          65,136,129        39,185,764
                                                   -----------       -----------

     Cash                                                 --               7,339
                                                   -----------       -----------
     Receivables
         Employer contributions                      2,040,069           540,767
         Participant contributions                   1,254,461              --
         Other                                          24,488            15,131
                                                   -----------       -----------
           Total receivables                         3,319,018           555,898
                                                   -----------       -----------
         Total assets                               68,455,147        39,749,001

Liabilities:                                              --                --
                                                   -----------       -----------
Net assets available for benefits                  $68,455,147       $39,749,001
                                                   ===========       ===========

                                                                                                    U.S. Robotics Corporation 401(k)
                                                                                                             Retirement Savings Plan


                                      U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                For the Year Ended December 31, 1997


                                                                           AETC
                                                          Money         Collective        IDS             IDS              AIM
                                                          Market          Funds-          Bond           Mutual        Constellation
                                                           Fund           Equity          Fund            Fund             Fund
                                                       ------------    ------------    ------------    ------------    ------------
American Express Trust, Inc.
Additions to net assets attributed to:
     Investment income
         Interest and dividends                        $    207,888    $         39    $    252,387    $  1,157,984    $    391,972
         Net appreciation (depreciation) in
              fair value of investments                        --         2,694,663          34,936          44,610          65,308
                                                       ------------    ------------    ------------    ------------    ------------

                                                            207,888       2,694,702         287,323       1,202,594         457,280
                                                       ------------    ------------    ------------    ------------    ------------

     Contributions
         Participants' elective deferral
              and rollovers                               1,140,374       2,634,710       1,034,231       2,018,847       2,494,437
         Employer                                           559,237       1,025,485         451,304         880,216         923,849
                                                       ------------    ------------    ------------    ------------    ------------

                                                          1,699,611       3,660,195       1,485,535       2,899,063       3,418,286
                                                       ------------    ------------    ------------    ------------    ------------

              Total additions                             1,907,499       6,354,897       1,772,858       4,101,657       3,875,566
                                                       ------------    ------------    ------------    ------------    ------------

Deductions from net assets attributed to:
     Benefits paid to participants                          290,050         526,746         176,759         541,753         250,876
                                                       ------------    ------------    ------------    ------------    ------------

              Total deductions                              290,050         526,746         176,759         541,753         250,876
                                                       ------------    ------------    ------------    ------------    ------------
Net increase (decrease) prior to loans,
     net and transfers between funds                      1,617,449       5,828,151       1,596,099       3,559,904       3,624,690

Loans, net                                                 (114,911)       (172,795)        (66,197)       (158,370)        (70,837)
Transfers between funds                                     197,239         334,890          12,588        (280,743)       (348,697)
                                                       ------------    ------------    ------------    ------------    ------------
              Net increase                                1,699,777       5,990,246       1,542,490       3,120,791       3,205,156

Net assets available for benefits
     Beginning of year                                    3,273,518       6,962,037       2,158,774       5,382,179       2,738,948
                                                       ------------    ------------    ------------    ------------    ------------
     End of year                                          4,973,295      12,952,283       3,701,264       8,502,970       5,944,104
                                                       ============    ============    ============    ============    ============



                                                                                          3-Com
                                                            New         Templeton       Corporation
                                                         Dimensions      Foreign          Company       Participant
                                                            Fund           Fund          Stock Fund      Loan Fund        Total
                                                        ------------    ------------    ------------    ------------    ------------
American Express Trust, Inc.
Additions to net assets attributed to:
     Investment income
         Interest and dividends                         $  1,076,165    $    508,696    $         74    $    112,536    $  3,707,741
         Net appreciation (depreciation) in
              fair value of investments                    1,500,602        (320,311)     (1,031,531)           --         2,988,277
                                                        ------------    ------------    ------------    ------------    ------------

                                                           2,576,767         188,385      (1,031,457)        112,536       6,696,018
                                                        ------------    ------------    ------------    ------------    ------------

     Contributions
         Participants' elective deferral
              and rollovers                                3,963,678       1,680,218       3,142,651            --        18,109,146
         Employer                                          1,585,555         654,398       1,472,336            --         7,552,380
                                                        ------------    ------------    ------------    ------------    ------------

                                                           5,549,233       2,334,616       4,614,987            --        25,661,526
                                                        ------------    ------------    ------------    ------------    ------------

              Total additions                              8,126,000       2,523,001       3,583,530         112,536      32,357,544
                                                        ------------    ------------    ------------    ------------    ------------

Deductions from net assets attributed to:
     Benefits paid to participants                           964,315         306,189         448,322         146,388       3,651,398
                                                        ------------    ------------    ------------    ------------    ------------

              Total deductions                               964,315         306,189         448,322         146,388       3,651,398
                                                        ------------    ------------    ------------    ------------    ------------
Net increase (decrease) prior to loans,
     net and transfers between funds                       7,161,685       2,216,812       3,135,208         (33,852)     28,706,146

Loans, net                                                  (176,467)        (57,705)       (186,493)      1,003,775            --
Transfers between funds                                     (539,635)         48,804         575,554            --              --
                                                        ------------    ------------    ------------    ------------    ------------
              Net increase                                 6,445,583       2,207,911       3,524,269         969,923      28,706,146

Net assets available for benefits
     Beginning of year                                     8,670,557       2,812,013       6,703,993       1,046,982      39,749,001
                                                        ------------    ------------    ------------    ------------    ------------
     End of year                                          15,116,140       5,019,924      10,228,262       2,016,905      68,455,147
                                                        ============    ============    ============    ============    ============

                                                                                                    U.S. Robotics Corporation 401(k)
                                                                                                             Retirement Savings Plan


                                      U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                For the Year Ended December 31, 1996

                                                                                                                         Fidelity
                                                               Cash           Bond         Income        Investment      Advisor
                                                              Reserve        Fund of       Fund of       Company of       Equity
                                                               Fund          America       America         America       Portfolio
                                                            -----------    -----------    -----------    -----------    -----------
Alex Brown & Sons, Inc.
Additions to net assets attributed to:
  Investment income
     Interest and dividends                                 $   142,908    $    25,588    $    31,100    $    21,253    $    11,774
     Net appreciation in fair value of investments                 --           14,307        166,791        412,977        201,615
                                                            -----------    -----------    -----------    -----------    -----------
                                                                142,908         39,895        197,891        434,230        213,389
                                                            -----------    -----------    -----------    -----------    -----------
Contributions
  Participants' elective deferral and rollovers                 123,752        150,648        290,772        380,260        501,918
  Employer                                                       23,802         28,975         55,926         73,137         96,537
                                                            -----------    -----------    -----------    -----------    -----------
                                                                147,554        179,623        346,698        453,397        598,455
                                                            -----------    -----------    -----------    -----------    -----------
     Total additions                                            290,462        219,518        544,589        887,627        811,844
                                                            -----------    -----------    -----------    -----------    -----------
Deductions from net assets attributed to:
  Benefits paid to participants                                  58,051         14,530         18,087         47,168         13,107
                                                            -----------    -----------    -----------    -----------    -----------
     Total deductions                                            58,051         14,530         18,087         47,168         13,107
                                                            -----------    -----------    -----------    -----------    -----------
Net increase (decrease) prior to loans,
  net and transfers between funds and
  rollovers from merged plans                                   232,411        204,988        526,502        840,459        798,737

Loans, net                                                       (8,681)       (10,548)       (20,257)       (54,360)       (37,064)

Transfers between funds and rollovers from
  merged plans                                               (1,968,675)    (1,437,848)    (2,691,480)    (4,326,815)    (3,085,381)
                                                            -----------    -----------    -----------    -----------    -----------
  Net increase (decrease)                                    (1,744,945)    (1,243,408)    (2,185,236)    (3,540,716)    (2,323,708)

Net assets available for benefits
  Beginning of year                                           1,744,945      1,243,408      2,185,236      3,540,716      2,323,708
                                                            -----------    -----------    -----------    -----------    -----------
  End of year                                               $      --      $      --      $      --      $      --      $      --
                                                            ===========    ===========    ===========    ===========    ===========


                                                                                                     U.S.
                                                                                 New                Robotics            Participant
                                                                              Perspective           Company                Loan
                                                                                 Fund              Stock Fund              Fund
                                                                              -----------          -----------          -----------
Alex Brown & Sons, Inc.
Additions to net assets attributed to:
  Investment income
     Interest and dividends                                                   $      --            $      --            $      --
     Net appreciation in fair value of investments                                 61,577              424,437                 --
                                                                              -----------          -----------          -----------
                                                                                   61,577              424,437                 --
                                                                              -----------          -----------          -----------
Contributions
  Participants' elective deferral and rollovers                                   195,341              252,376                 --
  Employer                                                                         37,571               48,541                 --
                                                                              -----------          -----------          -----------
                                                                                  232,912              300,917                 --
                                                                              -----------          -----------          -----------
     Total additions                                                              294,489              725,354                 --
                                                                              -----------          -----------          -----------
Deductions from net assets attributed to:                                           2,572                1,856                1,627
                                                                              -----------          -----------          -----------
Benefits paid to participants

     Total deductions                                                               2,572                1,856                1,627
                                                                              -----------          -----------          -----------
Net increase (decrease) prior to loans,
  net and transfers between funds and
  rollovers from merged plans                                                     291,917              723,498               (1,627)

Loans, net                                                                          5,108                3,832              121,970
Transfers between funds and rollovers from
  merged plans                                                                 (1,508,840)          (1,661,763)            (403,120)
                                                                              -----------          -----------          -----------
  Net increase (decrease)                                                      (1,211,815)            (934,433)            (282,777)
Net assets available for benefits
  Beginning of year                                                             1,211,815              934,433              282,777
                                                                              -----------          -----------          -----------
  End of year                                                                 $      --            $      --            $      --
                                                                              ===========          ===========          ===========

                              The accompanying notes are an integral part of the financial statements.

                                                                                                    U.S. Robotics Corporation 401(k)
                                                                                                             Retirement Savings Plan


                                      U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - (Continued)
                                                For The Year Ended December 31, 1996


                                                              AETC
                                               Money       Collective         IDS            IDS            AIM            New
                                               Market         Funds-          Bond          Mutual      Constellation   Dimensions
                                                Fund          Equity          Fund           Fund           Fund           Fund
                                             -----------    -----------    -----------    -----------    -----------    -----------
American Express Trust, Inc.
Additions to net assets attributed to:
  Investment income
    Interest and dividends                   $    91,865    $      --      $    96,850    $   446,558    $      --      $   319,522
    Net appreciation in fair value
     of investments                                 --          831,305         31,057         61,887         17,201        710,131
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                  91,865        831,305        127,907        508,445         17,201      1,029,653
                                             -----------    -----------    -----------    -----------    -----------    -----------
Contributions
  Participants' elective deferral
    and rollovers                              1,227,092      2,166,943        744,954      1,875,235        954,701      2,713,245
  Employer                                       163,315        465,328        159,971        402,687        205,012        582,640
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                               1,390,407      2,632,271        904,925      2,277,922      1,159,713      3,295,885
                                             -----------    -----------    -----------    -----------    -----------    -----------
         Total additions                       1,482,272      3,463,576      1,032,832      2,786,367      1,176,914      4,325,538
                                             -----------    -----------    -----------    -----------    -----------    -----------
Deductions from net assets
  attributed to:
  Benefits paid to participants                   56,257        107,087         36,814         92,670         47,180        134,084
                                             -----------    -----------    -----------    -----------    -----------    -----------
         Total deductions                         56,257        107,087         36,814         92,670         47,180        134,084
                                             -----------    -----------    -----------    -----------    -----------    -----------
Net increase prior to loans, net
  and transfers between funds
  and rollovers from merged
  plans                                        1,426,015      3,356,489        996,018      2,693,697      1,129,734      4,191,454

Loans, net                                       (48,503)       (92,326)       (31,740)       (79,898)       (40,677)      (115,603)
Transfers between funds and
  rollovers from merged plans                  1,896,006      3,697,874      1,194,496      2,768,380      1,649,891      4,594,706
                                             -----------    -----------    -----------    -----------    -----------    -----------
         Net increase                          3,273,518      6,962,037      2,158,774      5,382,179      2,738,948      8,670,557

Net assets available for benefits
  Beginning of year                                 --             --             --             --             --             --
                                             -----------    -----------    -----------    -----------    -----------    -----------
  End of year                                $ 3,273,518    $ 6,962,037    $ 2,158,774    $ 5,382,179    $ 2,738,948    $ 8,670,557
                                             ===========    ===========    ===========    ===========    ===========    ===========


                                                                                     U.S.
                                                              Templeton            Robotics           Participant
                                                               Foreign             Company               Loan
                                                                 Fund             Stock Fund             Fund              Total
                                                              -----------         -----------         -----------        -----------
American Express Trust, Inc.
Additions to net assets attributed to:
  Investment income
    Interest and dividends                                    $      --           $   194,874         $    37,090        $ 1,419,382
    Net appreciation in fair value
     of investments                                               163,747             332,811                --            3,429,843
                                                              -----------         -----------         -----------        -----------
                                                                  163,747             527,685              37,090          4,849,225
                                                              -----------         -----------         -----------        -----------
Contributions
  Participants' elective deferral
    and rollovers                                                 932,646           2,223,050                --           14,732,933
  Employer                                                        200,276             477,377                --            3,021,095
                                                              -----------         -----------         -----------        -----------
                                                                1,132,922           2,700,427                --           17,754,028
                                                              -----------         -----------         -----------        -----------
         Total additions                                        1,296,669           3,228,112              37,090         22,603,253
                                                              -----------         -----------         -----------        -----------
Deductions from net assets
  attributed to:
  Benefits paid to participants                                    46,090             109,859                --              787,039
                                                              -----------         -----------         -----------        -----------
         Total deductions                                          46,090             109,859                --              787,039
                                                              -----------         -----------         -----------        -----------
Net increase prior to loans, net
  and transfers between funds
  and rollovers from merged
  plans                                                         1,250,579           3,118,253              37,090         21,816,214

Loans, net                                                        (39,737)            (94,717)            543,201               --
Transfers between funds and
  rollovers from merged plans                                   1,601,171           3,680,456             466,691          4,465,749
                                                              -----------         -----------         -----------        -----------
         Net increase                                           2,812,013           6,703,993           1,046,982         26,281,963
Net assets available for benefits
  Beginning of year                                                  --                  --                  --           13,467,038
                                                              -----------         -----------         -----------        -----------
  End of year                                                 $ 2,812,013         $ 6,703,993         $ 1,046,982        $39,749,001
                                                              ===========         ===========         ===========        ===========

                              The accompanying notes are an integral part of the financial statements.

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 1 - DESCRIPTION OF THE PLAN

A.       General:

The U.S. Robotics Corporation 401(k) Retirement Savings Plan (the "Plan") is a defined contribution plan that covers substantially all employees of the U.S.
Robotics Corporation (the "Employer" or "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

B.       Eligibility:

Each eligible employee shall commence participation on the entry date corresponding with or next following the later of: (1) the date the employee completes three months of service or (2) the date the employee attains age 21. The Plan excludes certain categories of employees. The Plan's entry dates are the first day of each calendar month.

A year of service, for purposes of eligibility and vesting, is credited for each twelve consecutive month period in which an employee completes at least 1,000 hours of service.

C.       Participant Contributions:

A participant may elect to make salary deferral contributions in the amount of 1% to 15% of the participant's eligible compensation. However, the maximum before-tax salary deferral that a participant may contribute is limited to $9,500 in 1997 and 1996.

D.       Employer Contributions:

The Employer will make a matching contribution equal to a percentage of eligible compensation. In 1997 and 1996, the Employer contributed $.50 per dollar of participant contributions, up to a maximum of 6% of eligible compensation in each payroll period.

In addition to the above matching contributions, in Plan years 1997 and 1996, the Employer contributed an additional contribution of $500 to all participants that authorized contributions to the Plan, were actively employed, and completed 1,000 hours of service as of the last day of the Plan year and to all participants who terminated their employment with the Company during the Plan year as a result of attaining normal retirement age (65), death, or disability.

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 1 - DESCRIPTION OF THE PLAN - (Continued)

E.       Participant Accounts:

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings (or losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

F.       Participant Elections:

Participants have the opportunity to change the percentage of their salary deferred on the first day of any calendar month. At any time, participants may change the allocation percentage of their deferrals to the funds or transfer balances between funds, with the changes to be effective as soon as administratively practical.

G.       Investment Options:

Alex Brown & Sons, Inc. (Prior to April 1, 1996)

Cash Reserve Fund - The Cash Reserve Fund's objective is the preservation of capital and liquidity.

Bond Fund of America - The Bond Fund of America seeks a high level of current income and preservation of capital.

Income Fund of America and Investment Company of America - The Income Fund of America and the Investment Company of America are long-term growth funds which provide current income through the purchase of common stock.

Fidelity Advisor Equity Portfolio - The Fidelity Advisor Equity Portfolio's objective is capital appreciation through investments in the stocks of companies with above average growth potential.

New Perspective Fund - The New Perspective Fund seeks long-term growth of capital by investing in both U.S. and non-U.S. securities.

U.S. Robotics Company Stock Fund - The U.S. Robotics Company Stock Fund's objective is capital appreciation through investments, primarily in shares of U.S. Robotics Corporation Common Stock.

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 1 - DESCRIPTION OF THE PLAN - (Continued)

G.       Investment Options:  (Continued)

American Express Trust, Inc. (Effective April 1, 1996)

Money Market Fund - The American Express Trust Money Market Fund's investment objective is to provide as high a level of current interest income as is consistent with maintaining liquidity and stability of principal.


AETC Collective Funds - Equity - The American Express Trust Equity Index Fund is an equity collective fund whose objective is to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 Stock Index (S&P
500).

IDS Bond Fund - The Bond Fund's investment objective is to provide shareholders with a high level of current income while attempting to conserve the value of the investment and to continue a high level of income for the longest period of time.

IDS Mutual Fund - The Mutual Fund seeks to provide shareholders with a balance of growth of capital and current income.

AIM Constellation Fund - The AIM Constellation Fund's goal is to seek capital appreciation primarily through investments in common stock of emerging growth companies.

New Dimensions Fund - The New Dimensions Fund seeks to provide shareholders with long-term growth of capital.

Templeton Foreign Fund - The Foreign Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside of the United States.

3Com  Corporation  Company Stock Fund (formerly the U.S.  Robotics Company Stock
Fund) - The 3Com Corporation Company Stock Fund's objective is capital appreciation through investments, primarily in shares of 3Com Corporation Common Stock.

H.       Vesting:

Participants are fully vested in their salary deferral contributions. Participants account balances arising from employer contributions are vested based on a three-year graded vesting schedule. All accounts are fully vested after three years. Full vesting also occurs upon obtaining normal retirement age, death, or disability.

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 1 - DESCRIPTION OF THE PLAN - (Continued)

I.       Distributions:

Upon attaining normal retirement age, death, financial hardship, termination of employment or disability, participants will receive distributions of their vested account balances. Generally any distribution will be made in a single lump sum with certain exceptions for those employees who participated under a previous plan that offered forms of distribution in addition to single lump-sum payments.

As of December 31, 1997 and 1996, amounts due to participants who had separated from service were $441,814 and $170,478, respectively.

J.       Loans:

Loans to participants who are employees or parties-in-interest may be made for any purpose. A participant may borrow a maximum of 50% of his account balance, but not more than $50,000. The $50,000 limit is reduced by the highest outstanding loan balance during the one year period preceding the date of a new loan.

K.       Plan Termination:

The Company has the right to terminate the Plan at any time for any reason. In the event of such termination, participants will become 100% vested in their accounts.

L.       Administration:

The day to day administration of the Plan is overseen by an Administrative Committee consisting of Company officers. The Company is the Plan Administrator. American Express Trust, Inc. serves as Trustee and Record-keeper.

M.       Administrative Expenses:

Forfeitures resulting from the termination of a participant who is not 100% vested can be used by the Plan to cover administrative expenses. As of December 31, 1997 and 1996, forfeited non-vested accounts totaled $583,173 and $37,555, respectively. For the Plan years ended December 31, 1997 and 1996, administrative expenses were paid by the Employer and forfeitures remain in a forfeiture holding account. These administrative expenses were insignificant to the Plan's net assets available for benefits.

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles as applied to employee benefit plans, and in accordance with the terms of the Plan agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

A.       Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from these estimates.

B.       Investment Valuation:

Investments are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is reflected in the Statements of Changes in Net Assets Available for Benefits.

Participant loans are valued at cost, which approximates fair value.

C.       Investment Transactions and Income:

Purchases and sales of securities are reflected on a trade-date basis. Realized gains and losses on the sale of securities are computed on each individual security.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis as earned.

The aggregate of (a) the net unrealized appreciation or depreciation in the fair value of investments for the year ended December 31 and (b) the net realized gains (losses) on dispositions of investments during the year is reflected as net appreciation (depreciation) in the fair value of investments for the period.

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)


D.       Contributions:

Contributions from the Company are accrued at December 31, 1997 and 1996, in accordance with the terms of the Plan agreement.

E.       Payment of Benefits:

Benefits are recorded when paid.

NOTE 3 - TAX STATUS

The Plan has received a determination letter dated April 24, 1998 from the Internal Revenue Service stating that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal and state income taxes. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in substantial compliance with the applicable provisions of the IRC.

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 4 - INVESTMENTS

A schedule which represents the values as defined in Note 2 of the Plan's investments at December 31, 1997 and 1996 as follows:


                                                       1997            1996
                                                    -----------     -----------
Investments at fair value as determined by quoted market prices:

Money Market Fund                                   $ 4,724,188*    $ 3,446,368*
AETC Collective Funds - Equity                       12,438,766*      6,870,124*
IDS Bond Fund                                         3,509,631*      2,127,176*
IDS Mutual Fund                                       8,157,366*      5,302,639*
AIM Constellation Fund                                5,503,340*      2,698,453*
New Dimensions Fund                                  14,482,240*      8,555,472*
Templeton Foreign Fund                                4,728,685*      2,772,454*
U.S. Robotics Company Stock Fund                           --         6,366,096*
3Com Corporation Company Stock Fund                   9,575,008*           --
                                                    -----------     -----------
                                                    $63,119,224     $38,138,782
Participant loans, at estimated fair value            2,016,905       1,046,982
                                                    -----------     -----------
   Total investments                                $65,136,129     $39,185,764
                                                    ===========     ===========

*  Represents 5% or more of net assets.

NOTE 5 - PLAN RESTATEMENT

On April 1, 1996, the Megahertz, ISC and Palm 401(k) Plans were merged into the U.S. Robotics Corporation 401(k) Retirement Savings Plan that constitutes a continuation and restatement of the U.S. Robotics Corporation Employees' Retirement Investment Plan which was effective January 1, 1989. Additionally, American Express Trust, Inc. replaced Alex Brown & Sons, Inc. as the Plan Trustee and replaced AMG as Record-keeper.

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1997 to Form 5500:


Net assets available for benefits per the financial statements     $ 68,455,147
Less: Amounts allocated to terminated participants                     (441,814)
                                                                   ------------
Net assets available for benefits per Form 5500                    $ 68,013,333
                                                                   ============

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 1997 to Form 5500:


Benefits paid to participants per the financial statements            $3,651,398

Add: Amounts allocated to withdrawing participants at
  December 31, 1997                                                      441,814
                                                                      ----------

Benefits paid to participants per Form 5500                           $4,093,212
                                                                      ==========

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefits claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 7 - PLAN MERGER

On June 12, 1997, U.S. Robotics Corporation merged with 3Com Corporation, with 3Com Corporation as the surviving corporate entity. Effective June 12, 1997, the U.S. Robotics Company Stock Fund Investment Option was converted to the 3Com Corporation Company Stock Fund. Each share of U.S. Robotics common stock was converted to 1.75 shares of 3Com Corporation common stock. U.S. Robotics Corporation, as a wholly owned subsidiary of 3Com Corporation continues as the "Employer" or "Company." As a result of this merger, the Plan will merge with and into the 3Com Corporation 401(k) Plan in August 1998.

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


                             SUPPLEMENTAL SCHEDULES

                                                                                   U.S. Robotics Corporation 401(k)
                                                                                            Retirement Savings Plan


                              U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                                            EIN 36-3994412 Plan No. 001
                        Form 5500 Line 27a - Schedule of Assets Held for Investment Purposes
                                                 December 31, 1997



   (a)                     (b)                                 (c)                       (d)              (e)

                                                 Description of Asset Including
              Identity of Issue, Borrower,      Maturity Date, Rate of Interest,
                Lessor, or Similar Party       Collateral, Par, or Maturity Value       Cost         Current Value
                ------------------------       ----------------------------------       ----         -------------
    *      American Express Trust, Inc.         Money Market Fund II               $     4,724,188  $     4,724,188
    *      American Express Trust, Inc.         Equity Index Fund                        9,280,156       12,438,766
    *      American Express Financial Advisors  IDS Bond Fund                            3,456,912        3,509,631
    *      American Express Financial Advisors  IDS Mutual Fund                          8,169,269        8,157,366
           AIM Equity Funds Inc.                Constellation Fund                       5,485,720        5,503,340
    *      American Express Financial Advisors  IDS New Dimensions Fund                 12,640,950       14,482,240
           Templeton Funds Inc.                 Foreign Fund                             4,930,725        4,728,685
    *      3Com Corporation                     Common Stock                            10,305,160        9,575,008
    *      Participant Loans                    8% - 11%                                      --          2,016,905

*  Party-in-interest

                                                                                                    U.S. Robotics Corporation 401(k)
                                                                                                             Retirement Savings Plan


                                      U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                                                     EIN 36-3994412 Plan No. 001
                              Form 5500 Line 27a - Schedule of Assets Held for Reportable Transactions
                                                          December 31, 1997

            (a)                            (b)                          (c)              (d)           (e)            (f)
                                                                                                                    Expense
                                                                     Purchase          Selling       Lease       Incurred with
   Identity of Party Involved       Description of Asset               Price            Price        Rental       Transaction
   --------------------------       --------------------               -----            -----        ------       -----------
American Express Trust, Inc.      Money Market Fund I              $ 8,426,492      $       --         NA             NA
American Express Trust, Inc.      Money Market Fund I                     --           8,243,453       NA             NA
American Express Trust, Inc.      Money Market Fund II               3,774,685              --         NA             NA
American Express Trust, Inc.      Money Market Fund II                    --           2,254,172       NA             NA
American Express Trust, Inc.      Collective Funds - Equity          4,424,358              --         NA             NA
American Express Trust, Inc.      Collective Funds - Equity               --           1,550,231       NA             NA
American Express Financial
  Advisors                        IDS Bond Fund                      1,912,462              --         NA             NA
American Express Financial
  Advisors                        IDS Bond Fund                           --             564,943       NA             NA
American Express Financial
  Advisors                        IDS Mutual Fund                    3,940,971              --         NA             NA
American Express Financial
  Advisors                        IDS Mutual Fund                         --           1,131,034       NA             NA
AIM Equity Fund Inc.              Constellation Fund                 3,685,783              --         NA             NA
AIM Equity Fund Inc.              Constellation Fund                      --             946,329       NA             NA
American Express Financial
  Advisors                        IDS New Dimensions Fund            6,235,524              --         NA             NA
American Express Financial
  Advisors                        IDS New Dimensions Fund                 --           2,756,686       NA             NA
Templeton Funds Inc.              Foreign Fund                       2,908,640              --         NA             NA
Templeton Funds Inc.              Foreign Fund                            --             632,039       NA             NA
U.S. Robotics Company             Common Stock                       2,584,477              --         NA             NA
U.S. Robotics Company             Common Stock                            --           8,542,386       NA             NA
3Com Corporation                  Common Stock                      10,242,059              --         NA             NA
3Com Corporation                  Common Stock                            --             369,853       NA             NA



        (a)                               (g)            (h)              (i)

                                                    Current Value
                                                     Of Asset on
                                          Cost       Transaction       Net Gain
Identity of Party Involved              Of Asset         Date          Or (Loss)
--------------------------              --------         ----          ---------
American Express Trust, Inc.          $ 8,426,492    $ 8,426,492    $      --
American Express Trust, Inc.            8,243,453      8,243,453           --
American Express Trust, Inc.            3,774,685      3,774,685           --
American Express Trust, Inc.            2,254,172      2,254,172           --
American Express Trust, Inc.            4,424,358      4,424,358           --
American Express Trust, Inc.            1,242,502      1,550,231        307,729
American Express Financial
  Advisors                              1,912,462      1,912,462           --
American Express Financial
  Advisors                                552,030        564,943         12,913
American Express Financial
  Advisors                              3,940,971      3,940,971           --
American Express Financial
  Advisors                              1,049,065      1,131,034         81,969
AIM Equity Fund Inc.                    3,685,783      3,685,783           --
AIM Equity Fund Inc.                      886,820        946,329         59,509
American Express Financial
  Advisors                              6,235,524      6,235,524           --
American Express Financial
  Advisors                              2,417,117      2,756,686        339,569
Templeton Funds Inc.                    2,908,640      2,908,640           --
Templeton Funds Inc.                      602,605        632,039         29,434
U.S. Robotics Company                   2,584,477      2,584,477           --
U.S. Robotics Company                   8,595,258      8,542,386        (52,872)
3Com Corporation                       10,242,059     10,242,059           --
3Com Corporation                          288,825        369,853         81,028

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the U.S. Robotics Corporation 401(k) Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                U.S ROBOTICS CORPORATION 401(k)
                                                RETIREMENT SAVINGS PLAN
                                                --------------------------------
                                                         (Name of plan)


Date:  July 14, 1998                            By: /s/ Ranette C. Fletcher
                                                --------------------------------
                                                          (Signature)
                                                ASSISTANT SECRETARY,
                                                3COM CORPORATION AND ON BEHALF
                                                OF THE PLAN ADMINISTRATOR OF THE
                                                U.S. ROBOTICS CORPORATION 401(k)
                                                RETIREMENT SAVINGS PLAN

                                                U.S. Robotics Corporation 401(k)
                                                         Retirement Savings Plan


                                  EXHIBIT INDEX
Exhibit                                                                    Page
Number                                                                    Number
------                                                                    ------
 23.1                      Consent of Independent Accountants                23